Linktone Enters into Mobile Video Agreement with China National Radio Mobile Media

BEIJING, China, October 15, 2009 – Linktone Ltd. (NASDAQ: LTON), one of the leading providers of wireless interactive entertainment products and services to consumers in China, today announced that the Company has entered into a mobile video agreement to make video highlights of Major League Baseball (MLB) games available to customers in China with China National Radio Mobile Media (Beijing) Co. Ltd. (“CNRMM”). CNRMM is one of four companies licensed to provide video content to mobile phone users in China and a subsidiary of China National Radio, the national radio station of the People’s Republic of China.

Under the terms of the agreement with CNRMM, beginning with the 2009 MLB World Series on October 28th, Linktone will provide daily video highlights from the Fall Classic to CNRMM’s subscribers, who will be able to access the content via China Mobile’s Monternet mobile video platform. Beginning in April 2010, the MLB video highlights provided by Linktone to CNRMM customers are expected to be expanded to include regular season games for all 30 MLB Clubs.

“This partnership is an early example of the many possible product applications arising from Linktone’s recently announced exclusive license for Major League Baseball related interactive media rights. Baseball will be coming to the portable screen in China via 3G technology, enabling baseball fans to follow their favorite teams and players anywhere and anytime,’’ said Hary Tanoesoedibjo, Chairman and Chief Executive Officer of Linktone.

About Linktone Ltd.

Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers in China. Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications. These services are promoted through the Company’s strong distribution network, integrated service platform and multiple marketing sales channels, as well as through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.

About CNR Mobile Media (Beijing) Co. Ltd.

China National Radio Mobile Media (Beijing) Co. Ltd. (“CNRMM”), a subsidiary of China National Radio, the national radio station of the People’s Republic of China. CNRMM is one of four companies licensed to provide video content to mobile phone users in China. China National Radio (CNR) is one of the most important and influential mass media in China. Founded on 30 Dec. 1940, CNR is now operating 11 channels (named respectively as: News Radio, Business Radio, Music Radio, Metro Radio, Zhonghua News Radio, Shenzhou Easy Radio, Huaxia Radio, Ethnic Minority Radio and Story Radio) and 197-hour daily broadcast through satellites covering the whole country as well as the new business: 4 DMB channels and 3 Handset broadcasting channels. Based on the traditional radio broadcasting, CNR is endeavoring to improve its business on internet-broadcasting, net-radio, digital TV broadcasting, handset TV broadcasting and broadcasting publications. CNR now possesses CNR.CN which is the largest audio network in China, net-radio: RADIO.CN, cable pay-TV channel specialized on Family Health, CHINA BROADCASTS (journal), CHINA BROADCASTING POST, China Broadcasting Audio-visual Press and CNR Media Corporation.

FORWARD-LOOKING STATEMENTS

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to uncertainty as to the popularity of the MLB content being licensed by MLBAM or the profitability of the license and partnership arrangements between Linktone and MLBAM or the partnership arrangements with CNRMM; the ability of Linktone to successfully launch and maintain the licensed MLB Web sites and other services such as mobile video content in a cost-effective manner or at all; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

For more information, please contact:

Investor Relations:

Serena Shi                                  Brandi Piacente

Linktone Ltd.                                The Piacente Group, Inc.

Tel: 86-10-51088234                          Tel: 212-481-2050

Email: serena.shi@linktone.com               Email: brandi@thepiacentegroup.com